UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

AeroCentury Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

007737-10-9
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 007737-10-9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 75-3197994 Seabreeze Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Huntington Beach, California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 107,655
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 107,655
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (see instructions) IA

Page 2 of 6 pages

Item 1(a).	Name of Issuer:

AeroCentury Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1440 Chapin Avenue, Suite 310 Burlingame, CA 94010

Item 2(a).	Name of Person Filing:

Seabreeze Capital Management, LLC

Item 2(b).	Address of Principal Business Office, or if None, Residence:

3511 Venture Drive Huntington Beach, CA 92649

Item 2(c).	Citizenship:

N/A

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number: 007737-10-9

Page 3 of 6 pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78o).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78o).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☒	An investment adviser in accordance with s240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with s240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with s240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with s240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:		107,655
	(b)	Percent of class:		6.9%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote	107,655
		(ii)	Shared power to vote or to direct the vote	0
		(iii)	Sole power to dispose or to direct the disposition of	107,655
		(iv)	Shared power to dispose or to direct the disposition of	0

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

(a)
The  following  certification  shall  be  included  if  the  statement  is  filed  pursuant  to  s240.13d-1(b):

By  signing  below  I  certify  that,  to  the  best  of  my  knowledge  and  belief,  the  securities  referred  to  above  were  acquired  and  are  held  in  the  ordinary  course  of  business  and  were  not  acquired  and  not  held  for  the  purpose  of  or  with  the  effect  of changing  or  influencing  the  control  of  the  issuer  of  the  securities  and  were  not  acquired  and  are  not  held  in  connection  with  or  as  a  participant  in  any  transaction  having  that  purpose  or  effect.

(b)
The  following  certification  shall  be  included  if  the  statement  is  filed  pursuant  to  s240.13d-1(c):

By  signing  below  I  certify  that,  to  the  best  of  my  knowledge  and  belief,  the  securities  referred  to  above  were  not  acquired  and  are  not  held  for  the  purpose  of  or  with  the  effect  of  changing  or  influencing  the  control  of  the  issuer  of  the  securities  and  were  not  acquired  and  are  not  held  in  connection  with  or  as  a  participant  in  any  transaction  having  such  purpose  or  effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2017
(Date)

/s/ Russell E. Murdock
(Signature)

Russell E. Murdock/President
(Name/Title)

The  original  statement  shall be signed by each  person  on whose  behalf  the  statement is filed or his authorized representative.  If the statement is signed  on behalf of a person by his authorized  representative  other than an executive  officer  or   general   partner  of  the   filing   person,   evidence   of  the  representative's  authority to sign on behalf of such person shall be filed with  the statement,provided, however, that a power of attorney for this purpose which  is already on file with the Commission  may be  incorporated  by reference.  The  name and any title of each  person  who signs  the  statement  shall be typed or  printed beneath his signature.

Note:  Schedules  filed in paper format shall include a signed original and five  copies of the schedule, including all exhibits. See s240.13d-7 for other parties  for whom copies are to be sent.

ATTENTION.  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL  CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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